Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Patriot Bank Corp.

Commission File No.: 000-26744

The following are materials that were distributed to employees of Patriot Bank Corp. on March 25, 2004.

SUSQUEHANNA BANCSHARES, INC.

SEVERANCE AND RELEASE AGREEMENT

This Severance and Release Agreement (“Agreement”) is entered into by and between Susquehanna Bancshares, Inc. (“Employer”) and [INSERT EMPLOYEE NAME] (“Employee”).

WHEREAS, Employee has been employed by the Employer since [Date Employee began service];

WHEREAS, Employer has notified Employee of its decision to terminate his/her employment;

WHEREAS, Employee’s employment with Employer will cease effective [Ending date];

WHEREAS, the Employee has decided to accept the pay offered under the Employer’s Special Severance Pay Plan and to enter into this Agreement as consideration for the severance pay offered under the special severance pay plan;

NOW, THEREFORE, for and in consideration of the foregoing, of the promises and covenants set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound, do hereby agree as follows:

1. The foregoing recitals are hereby made part of this Agreement and are incorporated herein by reference.

2. Severance Payment.

After the expiration of the revocation period referenced in Paragraph 19 of this Agreement, so long as Employee has not revoked this Agreement, Employer will pay to Employee a severance payment in the amount of $                         (calculated as          weeks of salary according to the Employer’s Special Severance Pay Plan), less deductions required by law and authorized benefit deductions.

3. Consideration.

The parties understand and agree that: (i) Employer’s agreement to provide severance pay referenced in Paragraph 2 is in consideration for Employee’s covenants in this Agreement, including his/her full and complete release of all claims against the Employer; and (ii) Employer’s agreement to provide the severance pay in

Paragraph 2 shall fully and completely extinguish all of the Employer’s alleged obligations to the Employee, including, without limitation, any additional severance payment, including, but not limited to, any and all payments under Patriot Bank’s Team Member Supervisory Policy Manual and Susquehanna Bancshares Inc.’s Severance Pay Plan,.

4. Accrued Paid Time Off (PTO) Pay.

All earned, but not taken, paid time off pay will be paid to Employee on or about [insert date].

5. Employee Benefits.

In accordance with COBRA, Employer’s plan administrator will provide Employee with written notice of insurance continuation rights after [last day of employment].

6. Release of Claims.

(a) In consideration of the severance payments set forth above, Employee, on behalf of himself/herself, his/her relatives and heirs, his executors and administrators, hereby irrevocably and unconditionally releases, waives and forever discharges the Employer, its owners, stockholders, agents, directors, officers, employees, representatives, insurance carriers, attorneys, divisions, subsidiaries, affiliates or related companies (and agents, directors, officers, employees, representatives, insurance carriers and attorneys of such divisions, subsidiaries and affiliates), and their predecessors, successors, heirs, executors, administrators and assigns, and all persons acting by, through, under or in concert with any of them (collectively “releasees”), from any and all debts, obligations, claims, demands, judgments or causes of action of any kind whatsoever, known or unknown, in tort, contract, by statute or on any other basis, for equitable relief, compensatory, punitive or other damages, expenses (including attorneys’ fees), reimbursements of costs of any kind, including but not limited to, any and all claims, demands, rights and/or causes of action, including those which might arise out of allegations relating to a claimed breach of an alleged oral or written employment contract, or relating to purported employment discrimination or civil rights violations, such as, but not limited to, those arising under (i) the Americans with Disabilities Act of 1990, as amended; (ii) the Rehabilitation Act of 1973 (29 U.S.C. Sections 701-794); (iii) Title VII of the Civil Rights Act of 1964 (42 U.S.C. Section 2000e et seq.); (iv) the Civil Rights Acts of 1866 (42 U.S.C. Section 1981); (v) Executive Order 11246, as amended; (vi) the Age Discrimination in Employment Act (“ADEA”) (29 U.S.C. Section 621 et seq.); (vii) the Older Workers Benefit Protection Act of 1990 (“OWBPA”); (viii) the Employee Retirement Income Security Act of 1974 as amended (“ERISA”); (ix) the Equal Pay Act of 1963 (29 U.S.C. Section 206(d)(1)); (10) the Civil Rights Act of 1991; (x) the Family and Medical Leave Act of 1993; (xi) the Pennsylvania Wage Payment and Collection Act; (xii) the Pennsylvania Human Relations Act; (xiii) the National Labor Relations Act; and (xiv) and any other applicable federal, state or local standard, statute or ordinance, which the Employee might have or assert against any of said entities or persons (a) by reason of any event which occurred on or before the time of execution of this Agreement in connection with the Employee’s active employment by the Employer and the termination thereof, and all circumstances related thereto, or (b) by reason of any matter, cause or thing whatsoever which may have occurred prior to the time of execution of this Agreement. This release of claims excludes claims under the Pennsylvania Workers Compensation Act and the Pennsylvania Unemployment Compensation Act and any other claims not waivable as a matter of law. This Agreement is without prejudice to any claims of the Employee against the Employer arising after the effective date of this Agreement.

(b) This foregoing release also includes, but is not limited to, all claims arising under the common law including, but not limited to, the following: (a) claims for negligent retention; (b) claims for negligent supervision; (c) claims for intentional or negligent infliction of emotional or mental distress or outrageous conduct; (d) claims for hostile work environment; (e) claims for retaliation; (f) breach of express or implied contract; (g) claims for sexual harassment; (h) claims for discrimination; (i) claims for wrongful termination; (j) claims for defamation; (k) claims for conversion; (l) claims for invasion of privacy; (m) claims for tortuous interference with contract; (n) claims for attorneys’ fees and costs; and (o) any and all other claims which Employee ever had or has, arising by reason of or in any way connected with any employment relationship which has existed between Employee and Employer, including the termination thereof.

7. Employee Covenants.

The Employee covenants and represents that he/she has not and will not in the future file or lodge any complaint or lawsuit regarding claims released in paragraph 3 hereof, whether on his/her own behalf or on the behalf of any individual or entity against the Employer, or against any of the Employer’s directors, officers, shareholders, agents, servants, and employees with any local, state, or federal court. The Employee covenants and represents that he/she has not, directly or indirectly or anonymously or in any other manner, encouraged, or suggested that anyone or any entity sue or assert any claim against or institute any investigation of the Employer, and further covenants that he/she will not do so in the future. The Employee agrees that if any agency or court has assumed or hereafter assumes jurisdiction of any complaint or charge on the Employee’s behalf against the Employer, the Employee will request the agency or court to withdraw from the matter and will disclaim entitlement to any relief.

8. Covenant Not to Divulge Confidential Information.

Employee agrees to keep confidential all Employer proprietary, personnel and financial information, and all client-related information, acquired or used while he/she was employed by or otherwise associated with Employer.

9. Return of Employer Property.

Employee, as evidenced by his/her signature below, hereby represents that he/she will return all property of Employer, including, but not limited to, computer disks, keys, identification cards, cellular phones, business cards, furniture, personal computers, software, PDA’s or documents (whether in electronic or hard copy) of Employer to the appropriate individual(s).

10. Non-Disparagement.

Employee agrees not to disparage Employer in any fashion, including, but not limited to, any disparagement via the Internet, whether anonymous or not.

11. Severability.

In the event that any provisions of this Agreement or any part, phrase, clause, sentence or other portion thereof should be held unenforceable or invalid for any reason, Employer may, in its sole discretion, elect to modify or delete such provision or portion thereof in such a manner so as to make this Agreement as modified legal and enforceable, or Employer may elect to treat the entire agreement as void, in which case Employee will return to Employer any money paid under the terms of this agreement.

12. Successors and Assigns.

The covenants, terms and provisions set forth herein shall inure to the benefit of and be enforceable by the Employer, its successors, assigns and successors in interest, including, without limitation, any corporation with which the Employer may be merged or by which its stock or assets may be acquired. This Agreement shall be binding upon the parties and their executors, heirs, and assigns.

13. Knowing and Voluntary.

Employee acknowledges and agrees that, before signing this Agreement, Employee was advised to review it and consult with any attorney Employee chooses, and that, to the extent Employee desired, Employee has availed himself/herself of these opportunities. Employee also hereby acknowledges that he/she is entering into this Agreement VOLUNTARILY AND KNOWINGLY.

14. Waiver of Other Severance Pay Plans.

Employee understands and agrees that he/she waives all rights to all other severance pay plans including, but not limited to, the Patriot Bank Team Member Supervisory Policy Manual and the Susquehanna Bancshares, Inc., Severance Pay Plan. Employee further agrees that there are no other agreements, covenants, promises, or arrangements between Employee and Employer other than those set forth herein.

15. Integrated Agreement.

The terms and conditions of this Agreement constitute the full and complete understandings, agreements, and promises between Employee and Employer with respect to all matters covered by this Agreement. The terms and conditions of this Agreement cancel and supersede any prior agreements or understandings that may have existed between Employee and Employer with respect to his/her employment and all matters covered by this Agreement. Employee represents and warrants that no other promise or inducement has been offered to him except as set forth herein, and that this Agreement is binding upon Employer, his/her heirs, executors, administrators, and assigns. This Agreement may be amended only by a writing signed by Employee and Employer.

16. Governing Law.

This Agreement shall be construed under the laws of Pennsylvania (not including its choice of law rules.)

17. Review Period

The Employee shall have a period of forty-five (45) calendar days within which to consider and execute this Agreement. Prior to executing this Agreement, the Employee may choose to use as little or as much of the 45 day period as he/she chooses.

18. Acknowledgements.

The Employee acknowledges that he/she has received all information necessary including information under the Older Worker Benefit Protection Act (“OWBPA”) (attached as Exhibit A and incorporated by reference herein), and has had the opportunity to review and consider the terms of this Agreement for at least forty-five (45) calendar days and that he/she has had the advice of counsel in considering whether to enter into this Agreement. The Employee acknowledges that if he/she signs this Agreement prior to the end of the forty-five calendar day period, he/she has done so voluntarily.

19. Revocation Period.

Once this Agreement is executed by the Employee, the Employee shall have a seven (7) calendar day period during which Employee may revoke his/her decision to execute the Agreement. A revocation made pursuant to this paragraph shall be effective only if it is in writing and is delivered to [Official Person’s Name] at the following address:                                              in a manner reasonably calculated to provide the Employee with proof of receipt and delivered at or prior to 5:00 p.m. on the seventh (7th) calendar day, or the first business day thereafter if that day is Saturday, Sunday, or Employer Holiday, following execution of this Agreement by Employee. This Agreement shall not become effective or enforceable until the revocation period has expired.

This Agreement was drafted so that it should be readily understood by the Employee. By signing this Agreement, the Employee certifies that he understands all the provisions contained in the Agreement and that this Agreement complies with the requirements of the Older Worker Benefit Protection Act (“OWBPA”).

Statement by the Employee who is signing below. By signing this Severance and Release Agreement, I acknowledge that the Employer has advised and encouraged me to consult with an attorney prior to executing this Severance and Release Agreement. I have carefully read and fully understand the provisions of this Severance and Release Agreement and have had sufficient time and opportunity (over a period of 45 days) to consult with my personal tax, financial and legal advisors prior to executing this Severance and Release Agreement, and I intend to be legally bound by its terms.

WHEREFORE, the parties have caused this Severance and Release Agreement to be executed on the              day of                                 , 2004.

Date	Employee

Date	Employer

By:

Title:

ELECTION TO EXECUTE PRIOR TO EXPIRATION

OF FORTY FIVE DAY CONSIDERATION PERIOD

I, (Employee’s Name), understand that I have at least forty-five (45) calendar days to consider and execute this Agreement. After consulting with counsel, however, I have freely and voluntarily elected to execute this Severance and Release Agreement prior to the expiration of the forty-five (45) calendar day period.

Employee’s Name	Date

Additional Information and Where to Find It

Susquehanna Bancshares and Patriot filed a Registration Statement on Form S-4, as amended, and joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”) on March 16, 2004. The Registration Statement was declared effective on March 16, 2004 and included the definitive form of joint proxy statement/prospectus, which was also filed with the Commission. THE REGISTRATION STATEMENT AND DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUSQUEHANNA BANCSHARES’ REGISTRATION STATEMENT ON FORM S-4, THE DEFINITIVE FORM OF JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The definitive form of joint proxy statement/prospectus will be mailed to shareholders of Susquehanna Bancshares and Patriot on or about March 19, 2004 and shareholders will be able to obtain a free copy of such documents at the Commission’s web site at www.sec.gov, from Susquehanna Bancshares by directing a request to Susquehanna Bancshares Investor Relations at (717) 625-6217, or from Patriot by directing a request to Patriot Investor Relations at (610) 970-4623. Certain of these documents may also be accessed on Susquehanna Bancshares’ website at www.susqbanc.com.

Participants in Solicitation

Susquehanna Bancshares, Patriot and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the joint proxy statement/prospectus.